Exhibit 2

Execution Version

September 12, 2022

STRICTLY PRIVATE AND CONFIDENTIAL

Zephyr Acquisition Holdings, L.P.

c/o Global Infrastructure Management, LLC

1345 Avenue of the Americas, 30th Floor

New York, New York 10105

Email: Jonathan.Bram@global-infra.com; Julie.Ashworth@global-infra.com

Attention: Jonathan Bram; Julie Ashworth

Re: Letter Agreement (this “Letter Agreement”)

This Letter Agreement memorializes the agreement between GIP III Zephyr Midco Holdings, L.P., a Delaware limited partnership (the “GIP Investor”), and TotalEnergies Renewables USA, LLC, a Delaware limited liability company (“TTE Investor”, and together with the GIP Investor, the “Investors”) as to the manner in which they shall exercise certain governance rights with respect to Zephyr Acquisition Holdings, L.P., a Delaware limited partnership (“Holdings”), Zephyr Holdings GP, LLC, a Delaware limited liability company (“General Partner”), and Clearway Energy, Inc., a Delaware corporation (“CWEN”). For the purposes of this Letter Agreement, capitalized terms used herein shall have the meanings set forth in Exhibit A attached hereto.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, parties hereto, intending to be legally bound, hereby agree as follows:

1.            Voting Agreement. Notwithstanding anything to the contrary, except as may otherwise be agreed by each of the Investors in writing, the General Partner shall, and each Investor agrees to, take all actions necessary or reasonably advisable to cause the General Partner, and any Manager designated by such Investor, to:

(a)            cause the authorized number of directors on the CWEN Board of Directors to be not greater than eleven (11) and to cause the actual number of directors on the CWEN Board of Directors to be the number necessary to reflect the exercise of the designation rights set forth below (or any vacancies, pending such an exercise);

(b)            designate, nominate, appoint, classify and elect to the CWEN Board of Directors:

(i)            for so long as the GIP Investor Group and the TotalEnergies Investor Group each retains a greater than 37.5% GP Percentage Interest, a chairman of the CWEN Board of Directors, who shall (A) initially be designated by the GIP Investor Group for a period of two years and (B) thereafter be designated by either the TotalEnergies Investor Group or the GIP Investor Group on a rotating basis for successive periods of two years, with the Investor Group designating the chairman in each such period being the Investor who did not designate the prior chairman (it being understood and agreed that the chairman of the CWEN Board of Directors shall not have any tie-breaking, casting vote or other special voting rights other than the right to vote as a director on the CWEN Board of Directors) in the then immediately prior period;

(ii)           to the extent requested by an Investor Group, one (1) director for each 15% GP Percentage Interest held by such Investor Group (for the avoidance of doubt, it is understood and agreed that the number of directors designated by an Investor Group in accordance with the foregoing shall be reduced for each reduction in such Investor Group’s GP Percentage Interest to below 15%);

(iii)          the chief executive officer of CWEN;

(iv)          a minimum of four (4) Independent CWEN Directors, each to be designated by the Board;

(v)           if any Investor Group that has designated a director shall lose the right to designate one (1) or more directors in accordance with this Letter Agreement, the vacancy shall be filled by the Board, with each such additional CWEN Director(s) to be designated by the Board and which may be Independent CWEN Directors, or not, as the Board approves; and

(c)            enter into any voting, proxy, consent or similar agreement reasonably requested by an Investor, so as to ensure the provision of any designation rights contemplated to be provided to such Investor pursuant to Section 1(b) of this Letter Agreement.

2.            Actions Requiring Approval of the Board.

(a)            In addition to such other matters as the Board may from time to time by resolution determine, without the approval of the Board, each Investor shall cause its designees to the CWEN Board of Directors to not take, consent to or approve (except where refraining from taking, consenting to or approving such action would, based on the advice of legal counsel, be inconsistent with such designees’ fiduciary duties) any material action with respect to any of the CWEN Companies.

(b)            Notwithstanding the provisions of Section 2(a) of this Letter Agreement, each Investor shall cause its designees to the CWEN Board of Directors to not take, consent to or approve (except where refraining from taking, consenting to or approving such action would, based on the advice of legal counsel, be inconsistent with such designees’ fiduciary duties) any of the following matters with respect to any of the CWEN Companies without the consent of Managers appointed by Investors holding at least eighty and zero/tenths percent (80.0%) of the GP Percentage Interest entitled to vote on the matter:

(i)            enter into any transaction or series of related transactions with a total value in excess of $50 million but less than or equal to $750 million;

(ii)           commence or settle any litigation, arbitration or similar legal claim (A) in an amount in excess of $10 million or (B) the outcome of which would otherwise reasonably be expected to be material to any of the CWEN Companies;

(iii)          (A) incur, assume, guarantee or otherwise become responsible for any Non-Recourse Indebtedness or (B) incur, assume, guarantee or otherwise become responsible for any Recourse Indebtedness up to $250 million;

(iv)          authorize, issue, sell, dispose of, transfer, dividend, distribute, redeem, convert, exchange, purchase, repurchase, cancel or retire any Equity Interests of any of the CWEN Companies, phantom equity or similar rights or interests of any of the CWEN Companies, or any warrants, options or other similar rights or interests or securities convertible into or exchangeable for any such Equity Interests, phantom equity or similar rights, in each case other than to or from Employee Holders (A) in the ordinary course or (B) pursuant to any management incentive or equity or similar plan or program approved by the Board;

(v)           issue any Call Notice or otherwise make any capital call with respect to any CWEN Company other than to any Employee Holder;

(vi)          appoint, hire, terminate or remove, or materially change the duties, responsibilities, compensation or other terms of employment or service of, any officers at the level of vice president or above; or

(vii)         vote in favor of, agree, cause to be done or commit to do any of the foregoing.

(c)            Notwithstanding the provisions of Section 2(a) of this Letter Agreement, each Investor shall cause its designees to the CWEN Board of Directors to not take, consent to or approve (except where refraining from taking, consenting to or approving such action would, based on the advice of legal counsel, be inconsistent with such designees’ fiduciary duties) any of the following matters without the unanimous consent of the Managers entitled to vote on the matter with respect to any of the CWEN Companies:

(i)            enter into any transaction or series of related transactions with a value in excess of $750 million;

(ii)           incur, assume, guarantee or otherwise become responsible for any Recourse Indebtedness in excess of $250 million; or

(iii)          vote in favor of, agree, cause to be done or commit to do any of the foregoing.

(d)            Notwithstanding anything to the contrary, each Investor shall cause its designees to the Board to not take, consent to or approve any sale, transfer or other disposition by CEG or any Group Company (other than any CWEN Company) of any of the outstanding Equity Interests of any CWEN Company held by CEG or any Group Company (other than any CWEN Company), in each case without the unanimous consent of the Managers entitled to vote on the foregoing matter.

3.            Governing Law. This Letter Agreement and the rights and the duties of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, and may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

4.            Assignment. Neither this Letter Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided that, a party may assign its rights and obligations under this Letter Agreement, in whole or in part, to a direct or indirect transferee of such party’s Units or Holdings Units pursuant to a valid direct or indirect transfer by such party made in accordance with the GP LLCA or the Holdings LPA, as applicable. Such transferee shall be required to have first delivered to the General Partner a written undertaking to be bound by the terms and conditions of this Letter Agreement, together with such other documents and instruments as the General Partner reasonably determines to be necessary or appropriate, and shall be a party to this Letter Agreement. Subject to the preceding sentence, this Letter Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns. In the event a party no longer holds any Units or Holdings Units, such party shall cease to be a party to this Letter Agreement.

5.            Notices. Except as expressly set forth to the contrary in this Letter Agreement, all notices, requests or consents provided for or permitted to be given under this Letter Agreement must be in writing and must be given either by (a) depositing such writing with a reputable overnight courier for next day delivery, (b) depositing such writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested, (c) delivering writing to the recipient in person, by courier or (d) delivering such writing by email; and a notice, request or consent given under this Letter Agreement is effective upon receipt against the Person who receives it. All notices, requests and consents to be sent to an Investor must be sent to or made at the address that an Investor may specify by notice to the other Investors. Any notice, request or consent to the Company or the Board must be given to the Board or, if appointed, the Secretary of the Company at the Company’s chief executive offices. Whenever any notice is required to be given by law or this Letter Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

6.            Remedies. The Company and the Investors shall be entitled to enforce their rights under this Letter Agreement specifically, to recover damages by reason of any breach of any provision of this Letter Agreement (including costs of enforcement) and to exercise any and all other rights existing in their favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Letter Agreement and that the Company or any Investor may in its or his sole discretion apply to any court of law or equity of competent jurisdiction for specific performance or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation or threatened violation of the provisions of this Letter Agreement.

7.            Waiver of Jury Trial. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES TO THIS LETTER AGREEMENT HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS LETTER AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LETTER AGREEMENT AND THE RELATIONSHIP THAT IS BEING ESTABLISHED. EACH PARTY ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF ANY OF THE OTHER PARTIES. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS LETTER AGREEMENT, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS LETTER AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS LETTER AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTION CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS LETTER AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.            No Non Party Liability. Notwithstanding any other provision of this Letter Agreement to the contrary, this Letter Agreement may be enforced only against the named parties hereto. All claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Letter Agreement, or the negotiation, execution or performance of this Letter Agreement, may be made only against the entities that are expressly identified as parties hereto; and no past, present or future Affiliate of any party hereto, or any director, manager, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney or representative of any such party or Affiliate (including any Person negotiating or executing this Letter Agreement on behalf of a party hereto), unless party to this Letter Agreement, shall have any liability or obligation with respect to this Letter Agreement or with respect to any claim or cause of action (whether in contract or tort) that may arise out of or relate to this Letter Agreement, or the negotiation, execution or performance of this Letter Agreement (including a representation or warranty made in or in connection with this Letter Agreement or as an inducement to enter into this Letter Agreement). Each party hereto hereby agrees on behalf of itself and on behalf of each of its Affiliates that any exercise by an Investor (or any of its Manager designees) of its rights hereunder shall not give rise to any claim or cause of action against such Investor by any party or its Affiliates, and each party on its own behalf and on behalf of its Affiliates hereby waives and releases (and shall cause each of its Affiliates to waive and release) any claims or causes of action against each Investor (or any of its Manager designees) that may arise as a result of any such Investor (or any of its Manager designees) exercising its contractual rights hereunder.

[signature page follows]

IN WITNESS WHEREOF, the parties have caused this Letter Agreement to be signed by themselves or their duly authorized persons, all as of the date first written above.

TTE INVESTOR:

TOTALENERGIES RENEWABLES USA, LLC

By:
Name:
Title:

Signature Page to Letter Agreement

IN WITNESS WHEREOF, the parties have caused this Letter Agreement to be signed by themselves or their duly authorized persons, all as of the date first written above.

GIP INVESTOR:

GIP III ZEPHYR MIDCO HOLDINGS, L.P.

By: Global Infrastructure GP III, L.P., its general partner

By: Global Infrastructure Investors III, LLC, its general partner

By:
Name:
Title:

HOLDINGS:

ZEPHYR Acquisition HOLDINGS, L.P.

By: Zephyr Holdings GP, LLC, its general partner

By:
Name:
Title:

GENERAL PARTNER:

ZEPHYR HOLDINGS GP, LLC

By:
Name:
Title:

Signature Page to Letter Agreement

Exhibit A

As used in this Letter Agreement, the following terms have the following meanings:

“Act” means Delaware Limited Liability Company Act, Title 6, §§ 18 101, et seq., as amended from time to time.

“Affiliate” means any Person that is a Subsidiary of, or directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, the Person in question; provided that, notwithstanding the foregoing, (i) each Investor and its Affiliates will be deemed not to be Affiliates of the General Partner, Holdings or any of their respective Subsidiaries and (ii) each Investor and its Affiliates will be deemed not to be an Affiliate of any other Investor or its Affiliates unless there is a basis for such affiliation independent of such Investor’s respective ownership or Control of the General Partner.

“Board” means the board of directors of the General Partner.

“Call Notice” means a written notice of any validly called capital contribution to each Investor provided by the Board or any appropriate Officer.

“CEG” means Clearway Energy Group LLC.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“CWEN” means Clearway Energy, Inc.

“CWEN Board of Directors” means the board of directors or similar governing body of CWEN.

“CWEN Companies” means CWEN, Clearway Energy LLC and their respective Subsidiaries.

“CWEN Director” means a director on the CWEN Board of Directors.

“Employee Holders” means employees, consultants or other service providers of any Group Company and, for estate planning purposes or upon death or permanent disability, (i) the spouse, parents or lineal descendants of any such employee or (ii) any entity, trust or custodianship, for so long as controlled by such employee and solely for the benefit of such employee or such employee’s spouse, parents or lineal descendants.

“Equity Interests” means all shares, capital stock, partnership or limited liability company interests, units, participations, distribution rights or similar equity interests issued by any Person, however designated.

“General Partner” means Zephyr Holdings GP, LLC.

“GIP Investor” means GIP III Zephyr Midco Holdings, L.P., a Delaware limited partnership.

“GIP Investor Group” means the Investor Group of the GIP Investor (or any of its Permitted Transferees).

“GP Interest” means an Investor’s ownership interest in the General Partner, which may be expressed as one or more Units, including such Investor’s right to share in distributions, profits and losses and the right, if any, to participate in the management of the business and affairs of the General Partner, including the right, if any, to vote on, consent to or otherwise participate in any decision or action of or by the Investors, the right to designate Managers to the Board, and the right to receive information concerning the business and affairs of the General Partner, in each case to the extent expressly provided in the GP LLCA or otherwise required by the Act.

“GP LLCA” means that certain Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of the date hereof, as may hereafter be amended from time to time.

“GP Percentage Interest” means, as of the date of determination (a) with respect to any Investor and particular class or series of Unit, that percentage corresponding with the ratio that such Investor’s relative number of Units within such class or series bears to the total outstanding number of Units of such class or series held by all Investors and (b) with respect to any Investors and all Units, that percentage corresponding with the ratio that such Investor’s relative GP Interests represented by its Units bears to the total GP Interests of all Investors represented by their outstanding Units.

“Group Companies” means, collectively, the General Partner, Holdings, Holdings Sub and their respective Subsidiaries.

“Holdings” means Zephyr Acquisition Holdings, L.P.

“Holdings Sub” means GIP III Zephyr Acquisition Partners, L.P.

“Holdings LPA” means that certain the Amended and Restated Limited Partnership Agreement of Zephyr Acquisition Holdings, L.P., dated as of the date hereof, as amended and restated from time to time.

“Holdings Units” means the limited partnership interests in Holdings, as defined in the Holdings LPA.

“Indebtedness” means, with respect to any specified Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for a deferred purchase price (other than trade payables incurred in the ordinary course of such Person’s business, consistent with past practice), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such Person under capital leases, (e) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit, surety bonds or similar arrangements, whether or not drawn, (f) all obligations of such Person created or arising under any conditional sale or title retention agreement, (g) the liquidation value or redemption price, as the case may be, of all preferred or redeemable stock of such Person, (h) all net obligations of such Person payable under any rate, currency, commodity or other swap, option or derivative agreement, (i) all obligations referred to in the foregoing clauses (a) through (h) secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation and (j) all obligations of others guaranteed by such Person.

“Independent CWEN Director” means a director on the CWEN Board of Directors qualified to serve on the “Corporate Governance, Conflicts and Nominating Committee” of CWEN in accordance with the charter of such committee.

“Investor Group” means any Investor, together with its Affiliates who are Investors (if any).

“Investors” means TTE Investor together with GIP Investor.

“Liens” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge, right of first refusal or other encumbrance of any kind, or any conditional sale contract, title retention contract or other contract or agreement to give any of the foregoing.

“Managers” means “Managers” within the meaning of Section 18-101 of the Act that are natural persons appointed to be on the Board in accordance with the GP LLCA.

“Non-Recourse Indebtedness” means any Indebtedness of the CWEN Companies that is not Recourse Indebtedness.

“Permitted Transferee” means with respect to any Investor, a Person to whom such Investor would be permitted to transfer Units in accordance with the terms of the GP LLCA pursuant to the definition of Permitted Transfers set forth in the GP LLCA.

“Person” means an individual or a corporation, partnership, limited liability company, trust, estate, unincorporated organization, association, “group” (as such term is defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder) or other entity.

“Recourse Indebtedness” means Indebtedness in respect of which any of the Top-Cos are liable.

“Subsidiary” means, with respect to any Person (solely for purposes of this definition, the “parent”) at any date, any other Person in which the parent, directly or indirectly, owns (i) Equity Interests that (a) represent more than fifty percent (50%) of the total number of outstanding common or other residual Equity Interests (however denominated) of such Person, (b) represent more than fifty percent (50%) of the total voting power of all outstanding Equity Interests of such Person which are entitled to vote in the election of directors, managers or other Persons performing similar functions for and on behalf of such Person, (c) are entitled to more than fifty percent (50%) of the dividends paid and other distributions made by such Person prior to liquidation, (d) constitute more than fifty percent (50%) of a general partner interest, managing member interest or similar Controlling interest or (e) are entitled to more than fifty percent (50%) of the assets of such Person or proceeds from the sale thereof upon liquidation or (ii) any Equity Interests not otherwise described in clause (i) above; provided that for all purposes of this Agreement, any action, obligation covenant or agreement with respect to any Person that is a Subsidiary of the parent solely by reason of this clause (ii) shall only require the parent to use commercially reasonable efforts to exercise any available rights in respect of such action, obligation, covenant or agreement that the parent may have in connection with its direct or indirect owner of Equity Interests in such Subsidiary under the organizational or governance, management or similar documents of such Subsidiary.

“Top-Cos” means the General Partner, Holdings, GIP III Zephyr Acquisition Partners, L.P., GIP III Zephyr Management Partners, L.P. and CEG.

“TotalEnergies Investor Group” means the Investor Group of the TTE Investor (or any of its Permitted Transferees).

“TTE Investor” means TotalEnergies Renewables USA, LLC, a Delaware limited liability company.

“Units” means limited liability company interests in the General Partner expressed as units.